Exhibit 99.1

Nanobiotix to Present During the H.C. Wainwright Global Investment Conference in September 2022

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--August 31, 2022--Regulatory News:

NANOBIOTIX (Euronext : NANO –– NASDAQ: NBTX – the ‘‘Company’’) (Paris:NANO) (NASDAQ:NBTX), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that Laurent Levy, co-founder and chairman of the executive board, and Bart Van Rhijn, chief financial officer, will participate in the H.C. Wainwright 24th Annual Global Investment Conference to take place in-person in New York and virtually September 12th-14th 2022.

Details for the presentation are as follow:

Date:	Monday, September 12, 2022
Time:	2:00 – 2:30 PM Eastern Time

A live webcast of the presentation will be available on the events page of the Investors section of the Company’s website. A replay will be available on the Nanobiotix website within 48 hours of the event. The Company’s corporate presentation can be downloaded here.

To request a one-on-one in-person or virtual meeting, please register here.

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About NANOBIOTIX
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on the regulated market of Euronext in Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The Company's resources are primarily devoted to the development of its lead product candidate– NBTXR3 —which is the product of its proprietary oncology platform .

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix

Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations

FR – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

Global – LifeSci Advisors
Ligia Vela-Reid
+44 (0) 7413825310
Lvela-reid@lifesciadvisors.com